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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049024

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NIA Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 400
(No. and Street)

Saddle Brook	New Jersey	07663
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore — (201) 284-4908 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name - if individual, state last, first, middle name)

293 EISENHOWER PARKWAY, SUITE 290	LIVINGSTON	NEW JERSEY	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Happe, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of NIA Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark Happe
Title: President

Date: 24 FEB 2015

Sworn to and subscribed before me
This 24th day of February, 2015

Carolyn Filmanski
Notary Public

CAROLYN FILMANSKI
Notary Public, State of New York
No. 01FI6309371
Qualified in Orange County
Commission Expires August 11, 2018

This report ** contains (check all applicable boxes):

- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Member's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- (x) Note to Financial Statements.
- (x) (g) Computation of Net Capital.
- (x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ( ) (j) A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- (x) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) A report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

NIA SECURITIES, LLC

DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NIA Securities, LLC
Saddle Brook, New Jersey

We have audited the accompanying financial statements of NIA Securities, LLC ("Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. NIA Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIA Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

February 27, 2015

NIA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	562,731
Commissions Receivable		37,783
Deposit with Clearing Broker		44,515
Prepaid Expenses		33,927
Total Assets	$	678,956

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	83,739
Payable to Affiliates		31,545
Due to Clearing Organization		141
Total Liabilities		115,425
Member's Equity		563,531
Total Liabilities and Member's Equity	$	678,956

NIA SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

REVENUE		
Commissions	$	1,271,377
Total Revenues		1,271,377
OPERATING EXPENSES:		
Commissions Expense		692,341
Services Purchased from Affiliates		262,047
Regulatory Fees		20,910
Professional Fees		15,290
Other Expenses		55,581
Total Operating Expenses		1,046,169
NET INCOME	$	225,208

NIA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$ 338,323
Net income	225,208
Balance, December 31, 2014	$ 563,531

The accompanying notes are an integral part of these financial statements.

NIA SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	225,208
Adjustments to reconcile net gain to net cash provided by operating activities:		
Decrease in commissions receivable		4,276
Decrease in due from clearing organization		50,667
Increase in prepaid expenses		(8,835)
Decrease in accounts payable and accrued expenses		(54,399)
Decrease in payable to affiliates		(6,360)
Decrease in due to clearing organization		(264)
Net Cash Used in Operating Activities		210,293
NET INCREASE IN CASH		210,293
CASH, JANUARY 1, 2014		352,438
CASH, DECEMBER 31, 2014	$	562,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Interest paid	$	11

NOTE 1 - ORGANIZATION:

Organization:
NIA Securities, LLC (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company's sole member is Marsh McLennan Agency LLC ("MMA"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Commission income is recorded when earned. Commission income is derived from mutual funds, 401K and variable products.

Commissions Receivable:
The Company's commissions receivable reflects commissions earned through December 31, 2014, but received in the subsequent period. Management has evaluated the receivables and determined that no allowance for doubtful accounts is required at December 31, 2014.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a disregarded entity for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. At December 31, 2014, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2014.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 27, 2015 when the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - CLEARING DEPOSIT - PERSHING:

The Company terminated its fully disclosed clearing agreement with the Pershing, LLC (the "Clearing Broker"), a subsidiary of The Bank of New York Mellon Corporation. Pursuant to the agreement, the Company has a $44,515 deposit on account with the Clearing Broker, which is due from the Clearing Broker as of December 31, 2014.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of $5,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014, the Company has net capital of $447,306, which was $439,611 in excess of its required net capital requirement of $7,695.

NOTE 5 - RELATED PARTY TRANSACTIONS:

At December 31, 2014, the Company has recorded a payable to affiliates in the amount of $31,545 related to the transactions described below in the statement of financial condition.

Certain expenses of the Company are paid by MMC and MMA (the "Affiliates") on behalf of the Company under an expense sharing agreement. For the year ended December 31, 2014, expenses related to the expense sharing agreement amounted to approximately $262,047 which was recorded as services purchased from affiliates in the statement of operations.

The Company conducts the sales of certain exempt securities products in relation to MMA's 401K business for which it does not earn a net commission. Exempt securities revenues in the amount of $340,317 were passed through to MMA as commission expense for the year ended December 31, 2014.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
NIA Securities, LLC
Saddle Brook, New Jersey

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of NIA Securities, LLC's financial statements as of and for the year ended December 31, 2014, and our report thereon, dated February 27, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statement's underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the securities and exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 27, 2015

NIA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:		
Total member's equity qualified for net capital	$	563,531
Deductions and charges:		
Nonallowable assets:		
Commissions Receivable		37,783
Deposit with Clearing Broker		44,515
Prepaid Expenses		33,927
Total Nonallowable Assets		116,225
NET CAPITAL	$	447,306
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts Payable and Accrued Expenses	$	83,739
Payable to Affiliates		31,545
Due to Clearing Organization		141
TOTAL AGGREGATE INDEBTEDNESS	$	115,425
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net Capital Required	$	7,695
Net Capital in Excess of Requirements	$	439,611
Ratio of aggregate indebtedness to net capital		25.8%

Statement Pursant to Paragraph (d)-(4) of Rule 17a-5

There are no material differences between between the amounts presented above and the amounts included in the Company's FOCUS report filed on January 20, 2015.

NIA SECURITIES, LLC

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2014

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
NIA Securities, LLC
Saddle Brook, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by NIA Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NIA Securities, LLC's compliance with the applicable instructions of Form SIPC-7. NIA Securities, LLC's management is responsible for NIA Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Blackmore
201 254-4908

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2,190

B. Less payment made with SIPC-6 filed (exclude interest) (1,223)

7/16/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 967

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 967

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 967

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2014
and ending Dec. 31, 2014

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,371,377
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	394,970
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	392
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	11
Total deductions	395,373
2d. SIPC Net Operating Revenues	$ 876,004
2e. General Assessment @ .0025	$ 2,190
	(to page 1, line 2.A.)

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NIA Securities, LLC
Saddle Brook, New Jersey

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements in which (1) NIA Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which NIA Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("exemption provisions") and (2) NIA Securities, LLC stated that NIA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NIA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NIA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2015

NIA Securities, LLC

NIA Securities, LLC
250 Pehle Avenue
Park 80 West, Plaza II
Saddle Brook, NJ 07663
201 845 6600
Fax 201 845 6328

Exemption Report

We as members of management of NIA Securities, LLC Corp. (the "Company") are responsible for complying with 17 C.F.R. §240. 1 7a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 (k) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) we met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception.

Mark J. Happe
President

2/27/15
Date